

January 25, 2013

Via E-mail
Jorge Morán
Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street
Boston, Massachusetts 02109

      Re: Santander Holdings USA, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 16, 2012
              Form 10-Q for the Quarterly Period Ended September 30, 2012
              Filed November 9, 2012
              File No. 001-16581

Dear Mr. Morán:

We have reviewed your filings and your response latter dated October 5, 2012 to our letter dated September 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis, page 20

1.   We note your response to comment 7 and your proposed disclosure that the first line of defense consists of business line management and staff. Please expand your disclosure to disclose who makes up the second and third line of defense.

Item 8. Financial Statements and Supplementary Data, page 63

Notes to Consolidated Financial Statements, page 74

Note 3 – SCUSA Transaction, page 84

2.   Refer to your response to prior comment 11, and please file the responses and
        presentation that you provided dated November 8, 2012, November 19, 2012, and
        January 8, 2013 as correspondence on EDGAR.

Note 6 – Loans, page 90

3.   Please refer to our prior comment 14. Please revise your proposed disclosure to more
        clearly state how frequently you obtain updated property values that are incorporated into
        your CLTV statistics. Specifically, explain what you mean by your statement that
        CLTVs are "updated as deemed necessary." If you do not update these values quarterly
        in connection with your estimate of the appropriate level of allowance for loan losses,
        discuss the factors considered when determining an update is necessary and how the
        potential for outdated information is considered in your estimate of the allowance for
        loan losses.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 195

Loans to Directors and Officers, page 200

4.   We note your response to prior comment 19. Please provide the information required by
        Item 404(a) of Regulation S-K as it would have appeared in your Form 10-K for the
        fiscal year ended December 31, 2011 for any loans that were made to your directors and
        executive officers that were made under the employee discount program you described in
        your response. Please note that Instruction 404(a)(4)(c) does not apply to loans made
        under programs offering discounted interest rates to all employees. Please see
        Compliance and Disclosure Interpretation Question 130.05.

Form 10-Q for the Quarterly Period Ended September 30, 2012

(4) Loans and Allowance for Credit Losses, page 14

5.   Refer to your response to our prior comment 21, and please address the following:

        •   Revise your proposed disclosure to clarify exactly how updated FICO scores are
            incorporated into your allowance for loan loss estimates, including your second lien
            loans for which you do not have delinquency data. For example, clarify whether you
            consider FICO scores as a part of your qualitative adjustment or whether you adjust

> your probability of default estimates in your statistical models as a result of trends in these scores.
>
> - Revise your proposed disclosure to quantify the percent of mortgage and home equity loans or lines that are junior liens.
> - Confirm that your analysis of residential interest only loans includes all of your residential mortgages as well as home equity loans and lines of credit.

6.   We note your disclosure on page 98 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that approximately 40 percent of the nonperforming loan (NPL) balance in the consumer real estate secured portfolio is in a first lien position. We also note your disclosure that consumer real estate secured NPL loans may get charged off more quickly, due to the lack of equity to foreclose from a second lien position. Please tell us and revise your disclosure in future filings to discuss the following:

- We note that you use FICO scores as an indicator of potential credit quality decline in your home equity loan portfolio. As this appears to be a lagging indicator, please discuss any other steps taken to ensure that you have captured all losses inherent in your home equity portfolio. For example, for those second lien loans for which you do own and/or service the first lien, discuss if you use the delinquency data of these loans as a proxy for those loans for which you do not own or service the first lien, particularly when those trends indicate that the first lien is delinquent but the second lien is current.
- For those loans for which the delinquency data on the first lien is available, disclose whether you put the second lien on non-accrual at the same time, regardless of the number of days past due. If not, discuss why not. In this regard, we refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds institutions that performance of the associated senior lien should be taken into consideration when determining the accrual policy for junior lien loans and that such factors should be considered prior to foreclosure of the senior lien or delinquency of the junior lien.
- Disclose the loss severity on your junior lien loans upon charge-off.

Troubled Debt Restructurings, page 31

7.   Please revise your disclosure in future filings to include quantitative disclosure about your troubled debt restructurings for each period for which a statement of income is presented. For example, in future filings, please ensure comparative period disclosures are provided in addition to disclosures for the current periods. Refer to ASC 310-10-50-33 and 50-34.

8.   We note that only $1 million of your consumer troubled debt restructurings (TDRs) during the past twelve months subsequently defaulted during the nine months ended September 30, 2012. However, we note an increase of $188 million in non-performing TDRs between December 31, 2011 and September 30, 2012 per page 31. We also note that as a result of the Chapter 7 guidance, your TDRs increased by $119 million and that

these loans are required to be classified as non-accrual. Please revise future filings to explain any other differences between the change in non-performing TDRs and the amount of TDRs that were modified during the past 12 months that subsequently defaulted, including how much is due to each of the following:

- Your policy to place consumer TDRs on non-accrual status initially until repayment is reasonably assured;
- An increase in non-performing TDRs that were modified more than twelve months ago;
- Any difference in how you define a non-performing TDR as compared to a subsequently defaulted TDR; and
- Any other reasons to the extent they are material.

9.   Please revise your disclosure in future filings to define how you interpret the term "subsequently defaulted" as disclosed on page 33. For example, define the amount of time a loan must be past due to be considered to have subsequently defaulted.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Income tax provision/(benefit), page 92

10.   Please refer to our prior comments 23 and 24. Your reversal of your deferred tax valuation allowance appears to have relied heavily on your ability to generate sufficient future taxable income. You state in your response that since 2009, when you first reversed a portion of your valuation allowances based on projected taxable income, variances between your forecasts and actual performance have not been significant enough to alter your conclusions with regards to the realizability of your deferred tax assets. Please address the following:

- Specifically discuss whether you have updated your forecasts since 2009 to incorporate the dilution of your interest in SCUSA to 65% or whether you contemplated the dilution or sale of a significant portion of SCUSA in your original estimates. In this regard, your pro-forma information disclosed on page 84 indicates a significant decrease in net income during the reported periods as a result of the transaction, which appears to conflict with your statement that your actual results have not varied materially from your forecasted results in 2009. If you did not update your forecasts, please explain why not in light of these disclosures.
- If you do update your forecasts, discuss the frequency of those updates.
- Specifically discuss the amount of forecasted net income you would need to generate in order to realize your current deferred tax assets, and discuss the time horizon over which you would have to generate this income.
- Specifically discuss each significant assumption used in your analysis, and discuss the source of each assumption.

Allowance for Credit Losses, page 100

11.   We note your disclosure on page 102 that the unallocated allowance for loan losses was $3.7 million at September 30, 2012 and $23.8 million at December 31, 2011. We also note your disclosure on page 21 that you recorded a $37 million recovery to the unallocated portion of your allowance during the three month period ended September 30, 2012, compared to a total net provision of $71 million. Please revise your future filings to address the following related to your unallocated allowance:

- Discuss the reason for this decline, including the factors that you consider in calculating the unallocated allowance and whether those factors are representative of the imprecision in your estimate.
- To the extent that you consider factors in your unallocated allowance that are excluded from the calculation of your allocated allowance, such as macro-economic and environmental factors, please specifically discuss the nature of those factors and the impact that each factor has on your determination of the appropriate level of unallocated allowance.
- Discuss any changes in your consideration of these factors over time, and how trends in these factors have impacted your results during the reported periods. For example, it is unclear why you recorded a $32 million provision during the three months ended June 30, 2012 but recorded a $37 million recovery during the three months ended September 30, 2012. Discuss the factors present during the second quarter of 2012 that were not present or were resolved during the third quarter of 2012. Provide this discussion for each reported period in enough detail that a reader may understand whether past results are indicative of future trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director